                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)


                           HARKEN ENERGY CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  412552-10-1
                                 (CUSIP Number)

                             Thomas A. Huser, Esq.
                           Quadrant Management, Inc.
                              127 East 73rd Street
                           New York, New York  10021
                                 (212) 439-9292

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 20, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with this statement  / / .

                        (Continued on following page(s))

                               Page 1 of 29 Pages

                        Exhibit Index Appears on Page 8
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CUSIP NO. 412552-10-1             13D                         Page 2 of 29 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NAR Group Limited (formerly North American Resources
         Limited)
_______________________________________________________________________________

2        CHECK THE APPROPRIATE BOX IF A MEMBER              (a) / /
         OF A GROUP                                         (b) /X/
_______________________________________________________________________________

3        SEC USE ONLY
_______________________________________________________________________________

4        SOURCE OF FUNDS          AF
_______________________________________________________________________________

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           / /
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
_______________________________________________________________________________

6        CITIZENSHIP OR PLACE OF ORGANIZATION      British Virgin
                                                   Islands
_______________________________________________________________________________

   NUMBER        7       SOLE VOTING POWER                     None
     OF          ______________________________________________________________
   SHARES
BENEFICIALLY     8       SHARED VOTING POWER                   5,437,706 shares
   OWNED         ______________________________________________________________
     BY
    EACH         9       SOLE DISPOSITIVE POWER                None
  REPORTING      ______________________________________________________________
   PERSON
    WITH         10      SHARED DISPOSITIVE POWER              5,437,706 shares
_______________________________________________________________________________

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                5,437,706 shares
_______________________________________________________________________________

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  / /
         CERTAIN SHARES
_______________________________________________________________________________

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CUSIP NO. 412552-10-1             13D                         Page 3 of 29 Pages




13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    9.0%
_______________________________________________________________________________

14       TYPE OF REPORTING PERSON          CO, HC
_______________________________________________________________________________
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CUSIP NO. 412552-10-1             13D                         Page 4 of 29 Pages





1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alan Grant Quasha
_______________________________________________________________________________

2        CHECK THE APPROPRIATE BOX IF A MEMBER              (a) / /
         OF A GROUP                                         (b) /X/
_______________________________________________________________________________

3        SEC USE ONLY
_______________________________________________________________________________

4        SOURCE OF FUNDS          AF, PF, SC
_______________________________________________________________________________

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           / /
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
_______________________________________________________________________________

6        CITIZENSHIP OR PLACE OF ORGANIZATION                  U.S.A.
_______________________________________________________________________________

   NUMBER        7       SOLE VOTING POWER                       101,000 shares
     OF          ______________________________________________________________
   SHARES
BENEFICIALLY     8       SHARED VOTING POWER                   5,437,706 shares
    OWNED        ______________________________________________________________
     BY
    EACH         9       SOLE DISPOSITIVE POWER                  101,000 shares
  REPORTING      ______________________________________________________________
   PERSON
    WITH         10      SHARED DISPOSITIVE POWER              5,437,706 shares
_______________________________________________________________________________

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                5,538,706 shares
_______________________________________________________________________________

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          / /
         EXCLUDES CERTAIN SHARES
_______________________________________________________________________________

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CUSIP NO. 412552-10-1             13D                         Page 5 of 29 Pages




13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    9.2%
_______________________________________________________________________________

14       TYPE OF REPORTING PERSON          IN
_______________________________________________________________________________
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CUSIP NO. 412552-10-1             13D                         Page 6 of 29 Pages




Item 1.  Security and Issuer.

         This Amendment No. 8 to Statement on Schedule 13D (this "Amendment"), filed with respect to events that occurred on January 20, 1995, relates to the shares of Common Stock, par value $.01 per share, of Harken Energy Corporation (the "Common Stock" and the "Issuer", respectively), a Delaware corporation whose principal executive offices are located at MacArthur Center II, Suite 400, 5605 North MacArthur Boulevard, Irving, Texas 75038. The original Statement on Schedule 13D, as modified by all prior amendments, is referred to herein as the "Amended Statement".

Item 4.  Source and Amount of Funds or Other Consideration.

         Item 4 of the Amended Statement is hereby amended by deleting the last paragraph thereof and inserting the following language in lieu thereof:

         "Effective November 21, 1994, Alan G. Quasha resigned as a director of the Issuer.

         Due to recent favorable market conditions, the Reporting Persons have decided to dispose of up to approximately 605,000 shares of Common Stock owned by them. Accordingly, the Reporting Persons intend to continue to hold for investment purposes approximately 4,949,806 shares of the Common Stock.
Subject to the continuation of such market conditions, sales of such shares shall be made pursuant to Rule 144, promulgated under the Securities Act of 1933, as amended (th "1933 Act") or other exemptions from registration sprovided by the securities laws. Pursuant to Rule 144, from January 23 through 25, 1995, the Reporting Persons sold a total of 16,100 at a sales price of $2.25 per share. Each Reporting person may formulate other purposes, plans or porposals relating to the securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

         Except as indicated in this Statement the Reporting Persons currently have no specific plans or proposals that relate to or would result in (i) the
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CUSIP NO. 412552-10-1             13D                         Page 7 of 29 Pages




acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) cuasing the Class A Common Stock to be delisted from the American Stock Exchange; (ix) the Class A Common Stock becoming eligible ofor termination of registration pursuant to Section 12(g)(4) for the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated in this paragraph."

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Amended Statement is hereby amended by deleting the first and third paragraphs thereof and paragraph (c) thereof and substituting the following language in lieu thereof:

         "(a) & (b) Based on the Issuer's Report on Form 10-Q for the quarter ending September 30, 1994, the Issuer has a total of 60,442,853 shares of Common Stock outstanding as of November 1, 1994.

         Pursuant to Rule 13d-3, the Reporting Persons may be deemed to beneficially own an aggregate of 5,538,706 shares of Common Stock constituting approximately 9.2% of the issued and outstanding shares of Common Stock. Such amount includes 101,000 shares of Common Stock owned by Mr. Quasha for which he has sole voting and dispositive power. Such amount also includes an aggregate of 524,686 shares of Common Stock which the Reporting Persons have the right to acquire through the exercise of outstanding options. Other
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CUSIP NO. 412552-10-1             13D                         Page 8 of 29 Pages




than the 101,000 shares owned by Mr. Quasha, for purposes of Section 13(d), the Reporting Persons may be deemed to have shared power to vote and dispose of, or to direct the voting and disposition of, the securities referred to in this paragraph.

         (c) Other than the transactions described in this Amended Statement, no transactions in the shares of Common Stock have been effected during the past 60 days by the Reporting Persons, or, to the best of their knowledge the Instruction C Persons or any of the persons named in Exhibit B."

Item 7.  Material to be Filed as Exhibits.               Page
         ---------------------------------               ----
         Exhibit A:  Information concerning
         Reporting Persons and Instruction
         C Persons.  [Amended.]                          10

         Exhibit B:  Information concerning
         Reporting Persons' and Instruction
         C Persons' executive officers,
         directors and others.  [Amended.]               21

         Exhibits C - T:  [Previously filed.]
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CUSIP NO. 412552-10-1             13D                         Page 9 of 29 Pages




                                   SIGNATURES


         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 27, 1995


                                       NAR GROUP LIMITED

                                       By:  /s/ THOMAS A. HUSER
                                            -----------------------------------
                                            Thomas A. Huser, its
                                            Attorney-in-Fact


                                       ALAN GRANT QUASHA

                                       By:  /s/ THOMAS A. HUSER
                                            -----------------------------------
                                            Thomas A. Huser, his
                                            Attorney-in-Fact
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                        EXHIBIT INDEX
                        -------------



         Exhibit A:  Information concerning
         Reporting Persons and Instruction
         C Persons.  [Amended.]

         Exhibit B:  Information concerning
         Reporting Persons' and Instruction
         C Persons' executive officers,
         directors and others.  [Amended.]

         Exhibits C - T:  [Previously filed.]